===============================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               ----------------

                                  SCHEDULE TO
                                 (Rule 13e-4)

           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                                LOOKSMART, LTD.
        (Name of Subject Company (Issuer) and Filing Person (Offeror))

                               ----------------

         Options to Purchase Common Stock, Par Value $.001 Per Share,
                  Having an Exercise Price of More Than $2.50
                        (Title of Class of Securities)

                               ----------------

                                  543442 10 7
                     (CUSIP Number of Class of Securities)
                           (Underlying Common Stock)

                               ----------------

                            Martin E. Roberts, Esq.
                             Erik F. Riegler, Esq.
                                LookSmart, Ltd.
                               625 Second Street
                        San Francisco, California 94107
                                (415) 348-7000
           (Name, address and telephone number of person authorized
       to receive notices and communications on behalf of filing person)

                                   Copy to:
                           Gregory J. Conklin, Esq.
                          Gibson, Dunn & Crutcher LLP
                             One Montgomery Street
                        San Francisco, California 94104
                                (415) 393-8200

                               ----------------

                           CALCULATION OF FILING FEE

================================================================================
           Transaction valuation*                 Amount of filing fee
--------------------------------------------------------------------------------
                 $12,546,477                             $2,510
================================================================================
* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 5,755,546 shares of common stock of LookSmart, Ltd. having an aggregate value of $12,546,477 as of February 15, 2001 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

   Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing. [_]

            Amount Previously Paid:    Not applicable.
            Form or Registration No.:  Not applicable.
            Filing party:              Not applicable.
            Date filed:                Not applicable.

   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. [_]

   Check the appropriate boxes below to designate any transactions to which the statement relates:

  [_] third party tender offer subject to Rule 14d-1.
  [X] issuer tender offer subject to Rule 13e-4.
  [_] going-private transaction subject to Rule 13e-3.
  [_] amendment to Schedule 13D under Rule 13d-2.

   Check the following box if the filing is a final amendment reporting the results of the tender offer. [_]

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Item 1. Summary Term Sheet.

   The information set forth under "Summary Term Sheet" in the Offer to Exchange, dated February 20, 2001 (the "Offer to Exchange"), attached hereto as Exhibit (a)(1), is incorporated herein by reference.

Item 2. Subject Company Information.

   (a) The name of the issuer is LookSmart, Ltd., a Delaware corporation (the "Company"), the address of its principal executive offices is 625 Second Street, San Francisco, California 94107, and the telephone number of its principal executive offices is (415) 348-7000. The information set forth in the Offer to Exchange under Section 9 ("Information Concerning LookSmart, Ltd.") is incorporated herein by reference.

   (b) This Tender Offer Statement on Schedule TO relates to an offer by the Company to exchange options outstanding under the LookSmart, Ltd. Amended and Restated 1998 Stock Plan (the "Option Plan") to purchase shares of the Company's Common Stock, par value $.00l per share ("Common Stock"), having an exercise price per share of more than $2.50 (the "Options"), other than the "Special Options" (as defined below) and certain other classes of options (as described below), for new options to purchase shares of the Common Stock to be granted under the Option Plan (the "New Options"), upon the terms and subject to the conditions described in the Offer to Exchange, and the related cover letter and attached Summary of Terms, attached hereto as Exhibit (a)(3) (the "Summary of Terms" and, together with the related cover letter and Offer to Exchange, as they may be amended from time to time, the "Offer"). For each option holder, the number of shares of Common Stock to be granted under the New Options will be equal to the number of shares of common stock subject to the eligible options the option holder elects to exchange and that the Company accepts. The exact number of shares subject to the options that an option holder has now and that he or she would have if he or she accepted the offer is set forth in the enclosed Election Form.

   In April, May and October 2000, the Company announced that eligible service providers would be awarded a "Special Option," in the form of a one-time stock option grant. The Special Options granted on April 20, 2000 have an exercise price of $43.00 per share, the Special Options granted on May 11, 2000 have an exercise price of $18.75 per share and the Special Options granted on October 25, 2000 have an exercise price of $6.16 per share, and therefore may be exchanged under the terms of this Offer. However, unlike all other options exchanged (the "Eligible Options"), the Special Options will not be taken into account when calculating the New Option grant, but will be cancelled along with the Eligible Options. In addition, the following classes of options are not eligible to participate in this Offer: (i) the class of options held by option holders who have not been service providers of LookSmart or one of its subsidiaries from the date they elect to exchange their eligible options until the date this Offer expires, (ii) the class of additional options exercisable for at least 500,000 shares of our Common Stock at an exercise price of $39.00 per share, and (iii) the class of options with an exercise price of $2.50 per share or less.

   (c) The information set forth in the Offer to Exchange under "Summary Term Sheet," Section 1 ("Number of Options; Expiration Date"), Section 5 ("Acceptance of Options for Exchange and Cancellation and Issuance of New Options"), Section 7 ("Price Range of Common Stock Underlying the Options") and
Section 8 ("Source and Amount of Consideration; Terms of New Options") is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

   (a) The information set forth under Item 2(a) above is incorporated herein by reference.

Item 4. Terms of the Transaction.

   (a) The information set forth in the Offer to Exchange under "Summary Term Sheet," Section 1 ("Number of Options; Expiration Date"), Section 3 ("Procedures"), Section 4 ("Withdrawal Rights"), Section 5 ("Acceptance of Options for Exchange and Cancellation and Issuance of New Options"), Section 6 ("Conditions of the Offer"), Section 8 ("Source and Amount of Consideration; Terms of New Options"), Section 11 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer"),

                                       2
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Section 12 ("Legal Matters; Regulatory Approvals"), Section 13 ("Material U.S.
Federal Income Tax Consequences") and Section 14 ("Extension of the Offer; Termination; Amendment") is incorporated herein by reference.

   (b) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Arrangements.

   (e) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements About the Options") is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

   (a) The information set forth in the Offer to Exchange under Section 2 ("Purpose of the Offer") is incorporated herein by reference.

   (b) The information set forth in the Offer to Exchange under Section 5 ("Acceptance of Options for Exchange and Cancellation and Issuance of New Options") and Section 11 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer") is incorporated herein by reference.

   (c) The information set forth in the Offer to Exchange under Section 2 ("Purpose of the Offer") is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

   (a) The information set forth in the Offer to Exchange under Section 8 ("Source and Amount of Consideration; Terms of New Options") and Section 15 ("Fees and Expenses") is incorporated herein by reference.

   (b) The information set forth in the Offer to Exchange under Section 6 ("Conditions of the Offer") is incorporated herein by reference.

   (d) Not applicable.

Item 8. Interest in Securities of the Subject Company.

   (a) Not applicable.

   (b) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") and Schedule B ("Beneficial Ownership Table") is incorporated herein by reference.

Item 9. Person/Assets, Retained, Employed, Compensated or Used.

   (a) Not applicable.

Item 10. Financial Statements.

   (a) The information set forth in the Offer to Exchange under Section 9 ("Information Concerning LookSmart, Ltd.") and Section 16 ("Additional Information"), and on pages 41 through 60 of the Company's Annual Report on Form 10-K for its fiscal year ended December 31, 1999 and pages 3 through 10 of the Company's Quarterly Report on Form l0-Q for its fiscal quarter ended September 30, 2000 is incorporated herein by reference.

   (b) Not applicable.

Item 11. Additional Information.

   (a) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") and Section 12 ("Legal Matters; Regulatory Approvals") is incorporated herein by reference.

   (b) Not applicable.

Item 12. Exhibits.

 (a)(1) Offer to Exchange, dated February 20, 2001.

 (2)    Form of Election Form.

 (3)    Form of Cover Letter to Eligible Option Holders and Summary of Terms.

 (4)    Form of Change in Election Form from Accept to Reject.

 (5)    Form of Change in Election Form from Reject to Accept.

 (6)    LookSmart, Ltd. Annual Report on Form 10-K for its fiscal year ended
        December 31, 1999, filed with the Securities and Exchange Commission on
        March 30, 2000 and incorporated herein by reference.

 (7) LookSmart, Ltd. Quarterly Report on Form 10-Q for its fiscal quarter ended September 30, 2000, filed with the Securities and Exchange
        Commission on November 14, 2000 and incorporated herein by reference.

 (b)    Not applicable.

 (d)(1) LookSmart, Ltd. Amended and Restated 1998 Stock Plan. Filed as Exhibit
        10.2 to the Company's Registration Statement on Form S-1 (File No. 333-
        80581), filed with the Securities and Exchange Commission on June 14,
        1999 and incorporated herein by reference.

 (2) Form of New Option Agreement Pursuant to the LookSmart, Ltd. Amended and Restated
        1998 Stock Plan.

 (g)    Not applicable.

 (h)    Not applicable.


Item 13. Information Required by Schedule 13E-3.

   (a) Not applicable.


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                                   SIGNATURES

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

                                          LOOKSMART, LTD.

                                                   /s/ Evan Thornley
                                          By: _________________________________
                                                       Evan Thornley
                                                  Chief Executive Officer

Date: February 20, 2001


                                       5
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                               INDEX TO EXHIBITS

 Exhibit
 Number                                Description
 -------                               -----------

 (a)(1)  Offer to Exchange, dated February 20, 2001.

 (2)     Form of Election Form.

 (3)     Form of Cover Letter to Eligible Option Holders and Summary of Terms.

 (4)     Form of Change in Election Form from Accept to Reject.

 (5)     Form of Change in Election Form from Reject to Accept.

 (6)     LookSmart, Ltd. Annual Report on Form 10-K for its fiscal year ended
         December 31, 1999, filed with the Securities and Exchange Commission on March 30, 2000 and incorporated herein by reference.

 (7) LookSmart, Ltd. Quarterly Report on Form 10-Q for its fiscal quarter ended September 30, 2000, filed with the Securities and Exchange
         Commission on November 14, 2000 and incorporated herein by reference.

 (b)     Not applicable.

 (d)(1)  LookSmart, Ltd. Amended and Restated 1998 Stock Plan. Filed as Exhibit
         10.2 to the Company's Registration Statement on Form S-1 (File No.
         333-80581), filed with the Securities and Exchange Commission on June
         14, 1999 and incorporated herein by reference.

 (2) Form of New Option Agreement Pursuant to the LookSmart, Ltd. Amended and Restated 1998 Stock Plan.

 (g)     Not applicable.

 (h)     Not applicable.